Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 4, 2025

Registration Statement No. 333-286012

TARGA RESOURCES CORP.

PRICING TERM SHEET

Issuer:	Targa Resources Corp.

Ratings* (Moody’s / S&P / Fitch):	Baa2 / BBB / BBB

Note Type:	Senior Unsecured Notes

Pricing Date:	June 4, 2025

Settlement Date**:	June 18, 2025 (T+10)

Gross Proceeds (before underwriting discounts and offering expenses):	$1,496,775,000

	$750,000,000 4.900% Senior Notes Due 2030	$750,000,000 5.650% Senior Notes Due 2036

Principal Amount:	$750,000,000	$750,000,000

Maturity Date:	September 15, 2030	February 15, 2036

Benchmark Treasury:	4.000% due May 31, 2030	4.250% due May 15, 2035

Benchmark Treasury Price and Yield:	100-10 / 3.930%	99-04 / 4.359%

Spread to Benchmark:	+ 100 bps	+ 133 bps

Yield to Maturity:	4.930%	5.689%

Coupon:	4.900%	5.650%

Public Offering Price:	99.870% of the principal amount	99.700% of the principal amount

Make-Whole Call:	T + 15 bps	T + 20 bps

Call at Par:	On or after August 15, 2030	On or after November 15, 2035

Interest Payment Dates:	March 15 and September 15, beginning September 15, 2025	February 15 and August 15, beginning August 15, 2025

CUSIP / ISIN:	87612G AP6 / US87612GAP63	87612G AQ4 / US87612GAQ47

Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Capital One Securities, Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Truist Securities, Inc.

Co-Managers:

CIBC World Markets Corp.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

Regions Securities LLC

SMBC Nikko Securities America, Inc.

Comerica Securities, Inc.

U.S. Bancorp Investments, Inc.

Zions Direct, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.
**

We expect delivery of the notes will be made against payment therefor on or about June 18, 2025, which is the tenth business day following the date of pricing of the notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day prior to delivery will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533 or Mizuho Securities USA LLC at 1-866-271-7403.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.